Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Macy’s, Inc:

We consent to the use of our report dated April 4, 2018, with respect to the consolidated balance sheets of Macy’s, Inc. and subsidiaries as of February 3, 2018 and January 28, 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended February 3, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of February 3, 2018, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Cincinnati, Ohio
December 7, 2018